SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	033-25900
CUSIP NUMBER	043509108

[  ]  Form 10-K     [  ]  Form 20-F     [  ]  Form 11-K     [X]  Form 10-Q     [  ]  Form NSAR     [  ]  Form N-CSR

For the period ended: August 25, 2007

[  ]   Transition Report on Form 10-K
[  ]   Transition Report on Form 20-F
[  ]   Transition Report on Form 11-K
[  ]   Transition Report on Form 10-Q
[  ]   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Ascendia Brands, Inc. 100 American Metro Boulevard, Suite 108 Hamilton, New Jersey 08619

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

[X]

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the thirteen weeks ended August 25, 2007 could not be filed within the prescribed time period because the Registrant requires additional time to complete the review of the thirteen weeks ended August 25, 2007 and the related review of Form 10-Q.

The Registrant intends to file the Quarterly Report on Form 10-Q within the prescribed period allowed by Rule 12-25 promulgated under the Securities Exchange Act of 1934, as amended.

Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

John D. Wille	609	219-0930

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
[X] Yes     [  ] No
If the answer is no, identify report(s):

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes     [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ascendia Brands, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 9, 2007	By:	/s/ Steven R. Scheyer Steven R. Scheyer Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ASCENDIA BRANDS, INC.

Attachment A

As preparation of the Company’s financial statements has not yet been completed, as described in Part III, all amounts and percentages described below are estimates as of the date of the filing of the attached Form 12b-25.

THIRTEEN WEEKS ENDED AUGUST 25, 2007 COMPARED TO THE THIRTEEN WEEKS ENDED AUGUST 26, 2006

GENERAL

Our health and beauty care brand portfolio grew through acquisitions from Playtex and Coty of certain nationally and internationally recognized brands. After acquiring a brand, we seek to increase its sales, market share and distribution in both existing and new channels. We anticipate that this growth will be driven by new marketing and sales strategies, improved packaging and formulations, innovative new products and line extensions consistent with management’s strategic plan. The wireless applications development division results are reported in discontinued operations and thus this comparative discussion only includes the Health & Beauty Care division results.

NET SALES

Consolidated net sales for the thirteen weeks ended August 25, 2007 increased by $9.5 million or 38.9% compared to the thirteen weeks ended August 26, 2006, from $24.4 million to $33.9 million. The Calgon™ and the healing garden brands® acquired from Coty Inc. on February 9, 2007 contributed $12.5 million to current quarter net sales. Excluding the impact of this acquisition, net sales decreased by $3.0 million.

GROSS PROFIT

Consolidated gross profit increased by $5.0 million to $9.4 million for the thirteen weeks ended August 25, 2007, compared to $4.4 million for the comparable period in the prior year. As a percentage of net sales, the second quarter gross profit margin was 27.8%, compared to 18.3% in the prior year. Gross profit and gross profit margin were favorably impacted by the acquired Coty brands, which contributed $7.8 million to the current quarter. Included in the increase in gross profit is $4.2 million received from Coty as a production credit against the inventory purchased from Coty during the quarter.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Consolidated selling, general and administrative expenses increased by $6.5 million, to $11.6 million, for the thirteen weeks ended August 25, 2007, compared to $5.1 million for the comparable period in the prior year. Contributing to the increase were costs associated with the acquired Coty brands, including $2.6 million from the amortization of intangible assets identified as part of the purchase price allocation, $0.1 million in costs related to services provided by Coty under a transition services agreement, $0.2 million in sales brokerage costs, and $0.1 million in advertising and consumer promotion in support of the acquired brands. Additional expenses contributing to the increase compared to the prior period were executive salaries and bonuses of $2.6 million, non-cash stock compensation expense of $0.3 million, and outside services of $0.5 million.

OTHER INCOME (EXPENSE)

Consolidated other income increased by $27.6 million, to $32.1 million, for the thirteen weeks ended August 25, 2007 compared to $4.5 million for the comparable period in the prior year. Contributing to the increase were higher income of $31.3 million from the change in fair value of the Company’s compound derivative liability net of amortization expense, and foreign exchange gains of $0.8 million in the current quarter, partially offset by interest expense increases of $4.5 million.

NET INCOME

Net income from continuing operations increased by $26.1 million to $29.9 million, or $(0.03) loss per diluted share, for the thirteen weeks ended August 25, 2007, compared to $3.8 million, or $(0.14) loss per diluted share, for the comparable period in the prior year. The increase in income is due primarily to the increased gain in the fair value of the Company’s compound derivative liability.

Net loss from discontinued operations was lower by $0.5 million as a result of reduced expense at the Company’s Cenuco subsidiary. This subsidiary ceased operations effective June 30, 2007.

TWENTY-SIX WEEKS ENDED AUGUST 25, 2007 COMPARED TO THE TWENTY-SIX WEEKS ENDED AUGUST 26, 2006

GENERAL

Our health and beauty care brand portfolio grew through acquisitions from Playtex and Coty of certain nationally and internationally recognized brands. After acquiring a brand, we seek to increase its sales, market share and distribution in both existing and new channels. We anticipate that this growth will be driven by new marketing and sales strategies, improved packaging and formulations, innovative new products and line extensions consistent with management’s strategic plan. The wireless applications development division results are reported in discontinued operations and thus this comparative discussion only includes the health & beauty care division results.

NET SALES

Consolidated net sales for the twenty-six weeks ended August 25, 2007 increased by $26.6 million or 51.6% compared to the twenty-six weeks ended August 26, 2006, from $49.2 million to $75.8 million. The Calgon™ and the healing garden brands® acquired from Coty Inc. on February 9, 2007 contributed $29.0 million to the increase.

GROSS PROFIT

Consolidated gross profit increased by $12.7 million to $21.8 million for the twenty six weeks ended August 25, 2007, compared to $9.1 million for the comparable period in the prior year. As a percentage of net sales, the second quarter gross profit margin was 28.8% compared to 18.5% in the prior year. Gross profit and gross profit margin were favorably impacted by the acquired Coty brands, which contributed $15.8 million to the current quarter. Included in the increase in gross profit is $6.8 million received from Coty as a production credit against the inventory purchased from Coty during the twenty six week period.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Consolidated selling, general and administrative expenses increased by $14.7 million, to $23.8 million, for the twenty-six weeks ended August 25, 2007, compared to $9.1 million for the comparable period in the prior year. Contributing to the increase were costs associated with the acquired Coty brands, including $4.9 million from the amortization of intangible assets identified as part of the purchase price allocation, $1.9 million in costs related to services provided by Coty under a transition services agreement, $0.2 million in sales brokerage costs, and $1.1 million in advertising and consumer promotion in support of the acquired brands. Additional expenses contributing to the increase compared to the prior period were executive salaries and bonuses of $4.2 million, non-cash stock compensation expense of $0.9 million, and outside services of $0.5 million.

OTHER INCOME (EXPENSE)

Consolidated other income increased by $24.7 million to $25.7 million for the twenty six weeks ended August 25, 2007, compared to $1.0 million for the comparable period in the prior year. Contributing to the increase were an increase in income of $32.5 million from the change in fair value of the Company’s compound derivative liability net of amortization expense, and an increase of foreign exchange gains of $1.2 million, partially offset by interest expense increases of $9.0 million.

NET INCOME

Net income from continuing operations increased by $22.7 million to $23.7 million, $(0.05) per diluted share, for the twenty six weeks ended August 25, 2007, compared to $1.0 million, $(0.37) per diluted share, for the comparable period in the prior year. The increase in income is due primarily to the gain on the fair value of the Company’s compound derivative liability.

Net loss from discontinued operations was lower by $0.8 million as a result of reduced expense at the Company’s Cenuco subsidiary.